UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 31 through April 11, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        Progress on share repurchase programme KPN, dated March 31, 2006;

•                                        Progress on share repurchase programme KPN, dated April 7, 2006;

•                                        Appointments at KPN, dated April 11, 2006.

Press release

Progress on share repurchase programme KPN	Date
31 March 2006

Number
025pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of March 27 through March 31, 2006 1,846,607 of KPN shares were repurchased at an average price of EUR 9.28. Therewith approximately 3.7% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Progress on share repurchase programme KPN	Date
7 April 2006

Number
026pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of April 3 through April 7, 2006 2,100,308 of KPN shares were repurchased at an average price of EUR 9.62. Therewith approximately 5.73% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Appointments at KPN	Date
11 April 2006

Number
028pe

Following announcement at KPN’s Annual General Meeting of shareholders today, it is the intention of the Supervisory Board to appoint Mr E. (Eelco) Blok and Mr S. (Stan) Miller as members of the Board of Management of KPN, by July 1, 2006 at the latest.

Eelco Blok will be responsible for the Fixed Division in the Board. He currently holds the position of Chief Operating Officer for Fixed. He will receive a basic salary of EUR 450,000, a maximum bonus of 100% of salary and a performance share plan up to an annual maximum value of 120% of his basic salary, whereby the shares can only be exercised after 5 years. He has the right to a severance payment of one year’s basic salary.

Stan Miller, the current CEO of KPN’s international mobile activities, will assume this responsibility at Board level. His remuneration will remain unchanged. His basic salary amounts to EUR 600,000 with a maximum bonus of 150%, as well as a long-term one-off bonus payable after three years of up to a maximum of EUR 5 million, dependent on value generation at E-Plus and BASE. His severance package would amount to two years’ basic salary.

The AGM also agreed to the reappointment of Mr D.I. (Durk) Jager as a member of the Supervisory Board.

The AGM further approved the 2005 financial statements. The AGM did not approve the proposal to authorise the Board of Management’s remit to issue Class B preferred shares which the company might place with the foundation for the protection of KPN (Stichting Bescherming KPN), for example in case of a takeover offer by a third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 13, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel